

June 6, 2019

Sanj Patel
Chief Executive Officer
Kiniksa Pharmaceuticals, Ltd.
100 Hayden Avenue
Lexington, MA 02421

Re: Kiniksa Pharmaceuticals, Ltd.
Registration Statement on Form S-3
Filed June 3, 2019
File No. 333-231910

Dear Mr. Patel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance